Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Ventures Holding Corporation Announces Results Of Debt Tender Offers

Calgary, Alberta (June 23, 2016) – Suncor Energy Ventures Holding Corporation (formerly Canadian Oil Sands Limited), an Alberta corporation (the “Offeror”), announced today the results of its tender offers to purchase for cash any and all of its outstanding 7.75% Senior Notes due 2019 (the “2019 Notes”), 7.9% Senior Notes due 2021 (the “2021 Notes”), 4.500% Senior Notes due 2022 (the “2022 Notes”), 8.20% Notes due 2027 (the “2027 Notes”) and 6.000% Senior Notes due 2042 (the “2042 Notes” and, together with the 2019 Notes, the 2021 Notes, the 2022 Notes and the 2027 Notes, the “Notes”) (the “Tender Offers”). The Tender Offers have been made pursuant to the Offeror’s Offer to Purchase dated June 16, 2016, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (together, the “Offer Documents”), which set forth in more detail the terms and conditions of the Tender Offers.

The Tender Offers expired at 5:00 p.m., New York City time, on June 22, 2016 (the “Expiration Time”).

The Offeror has been advised that the following aggregate principal amounts of Notes were tendered:

•                  U.S.$276,864,000 principal amount of 2019 Notes, representing 55.37% of the 2019 Notes;

•                  U.S.$30,175,000 principal amount of 2021 Notes, representing 12.07% of the 2021 Notes;

•                  U.S.$217,641,000 principal amount of 2022 Notes, representing 54.41% of the 2022 Notes;

•                  U.S.$15,000,000 principal amount of 2027 Notes, representing 20.28% of the 2027 Notes; and

•                  U.S.$148,023,000 principal amount of 2042 Notes, representing 49.34% of the 2042 Notes.

These amounts include U.S.$25,000 of the 2042 Notes tendered in accordance with guaranteed delivery procedures, which must be delivered by the Guaranteed Delivery Date as set forth in the Offer Documents to be validly tendered.

Holders of the Notes who validly tendered and did not validly withdraw their Notes will receive the relevant Tender Offer Consideration as set forth in the Offer Documents. The Offeror is accepting for payment all Notes that were validly tendered and not validly withdrawn for a total cash payment of U.S.$742,123,550.00, which amount excludes accrued and unpaid interest that will be paid on the Notes to but not including the Payment Date (as defined below) and excludes Notes tendered in accordance with guaranteed delivery procedures.

Payment for any Notes validly tendered and not validly withdrawn at or before the Expiration Time is expected to occur on June 24, 2016 (the “Payment Date”), provided that payment for Notes delivered under the guaranteed delivery procedures is expected to occur on June 28, 2016. Interest will cease to accrue on the Payment Date for all Notes accepted in the applicable Tender Offer, including those tendered under the guaranteed delivery procedures. Notes purchased pursuant to the Tender Offers will be cancelled.

HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC have acted as dealer managers in connection with the Tender Offers. Questions regarding the Tender Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll free) or +1 (212) 525-5552 (collect) and J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect).

Neither the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

This announcement is not an offer to purchase or a solicitation of an offer to purchase. The Tender Offers have been made solely by the Offeror pursuant to the Offer Documents. The Tender Offers have not been made to, nor has the Offeror accepted tenders of Notes from, Holders in any jurisdiction in which the Tender Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”) that are based on expectations, estimates and projections as of the date of this news release. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “will”, “expect”, “may” or similar words suggesting future outcomes.

This forward-looking statements include, among others, statements regarding the terms and timing for completion of the Tender Offers.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Actual results may differ materially from those expressed or implied by the forward-looking statements and are subject to a number of risks that could cause actual results to vary and in some instances to differ materially from those anticipated by the Offeror and described in the forward-looking statements contained in this news release. Material risks include, but are not limited to, risks related to the successful completion of the Tender Offers and the risks described in the Offer Documents (including the documents incorporated by reference therein).

The forward-looking statements contained in this news release are made as of the date hereof and unless required by law, the Offeror does not undertake any obligation to update publicly or revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

ABOUT SUNCOR ENERGY VENTURES HOLDING CORPORATION

Suncor Energy Ventures Holding Corporation holds an interest in the Syncrude project, the largest producer of light, sweet synthetic oil from Canada’s oil sands and is a wholly-owned subsidiary of Suncor Energy Inc., a Canadian integrated energy company.

For more information visit Suncor Energy Inc.’s website at suncor.com.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com